

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

Via E-mail
Mr. John S. Riccitiello
Chief Executive Officer
Electronic Arts, Inc.
1209 Redwood Shores Parkway
Redwood City, CA 94065

  Re: Electronic Arts, Inc.
    Form 10-K for the fiscal year ended March 31, 2012
    Filed on May 25, 2012
    File No. 000-17948

Dear Mr. Riccitiello:

   We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our Business, page 30

1. We note from the transcript of your earnings call conference on May 7, 2012, that you are developing new metrics to capture the true scope of your enterprise and you have modernized your approach to tracking and managing game play monetization from retail, subscription, to full downloads, micro-transactions and other streams of revenue. Please tell us your consideration of including enhanced disclosures to identify and discuss these performance indicators, and any related trends. Also, tell us what consideration you gave

to disclosing the source of your revenue composition to identify those sold by a third-party and you.

Cost of Services and Other Revenue, page 39

2.   Explain how the platform processing fees from operating your website-based games on third party platforms are determined. Describe the relevant terms including whether the arrangements include a minimum level of processing. Further, tell us why such arrangements are not disclosed under your commitments and contingency footnote number 12 of your consolidated financial statements.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 71

3.   We note your footnote description of the various types of service deliverables you offer and that your digital distribution is offered by different sales models, such as subscription services online downloads for a one-time fee, micro-transactions and advertising-supported free-to-play games and game sites (your page 30). Please explain how your revenue recognition policy is applied to each of these service deliverables and how your policy disclosures address each different revenue transaction. Tell us whether micro-transactions are considered digital content sold for an additional fee as described in your footnote. Clarify whether the micro-transactions represent virtual goods sold to players and how you are accounting for these transactions. Further, describe the nature of the online service component contained in the micro-transactions.

4.   We note some of your multiple element arrangements include tangible products with software and/or software-related offerings. To the extent there are important revenue recognition judgments relating to the point in time that revenues for separate units of accounting are recognized and the basis for any revenue deferral please tell us how your disclosures of those judgments comply with SAB 104, Topic 13B.

5.   You state on page 32 that "determining whether an element of a transaction constitutes an online game service or a digital content download of a product requires judgment and can be difficult." Explain how you distinguish these two elements from each other. Tell us how you determine whether a digital content download of a product contains an implicit service obligation to provide unspecified future digital content or updates. If the product does contain a service component, explain whether you allocate the arrangement fee to

this service component for presentation purposes. In addition, explain whether the platform from which the download occurs impacts your revenue recognition policies.

6. Please explain how your disclosure addresses your revenue recognition policy for the subscription based products (i.e., time-based subscriptions). For example, we note that massively multi-player online ("MMO") games that include both a game and subscription sale and your Pogo-branded games include a subscription element. Clarify whether these products contain a component to provide digital content (i.e., incremental unspecified digital content or updates) for no additional fees as discussed in your footnote.

7. Tell how you assess the estimated offering periods in determining the appropriate attribution period. Indicate whether the offering period is different than an estimate of game usage or player useful life. For example, we note that the MMO games have an estimated service period of eighteen months and matchmaking services are recognized over six months. Ensure that you disclose how you observe and collect data on player's game usage across the various platforms in estimating these periods. Please consider adding additional discussion and analysis to your critical accounting policies disclosure to identify the significant assumptions and judgments applied.

8. We note that certain of your software game products include matchmaking services. You state in item 4 of your services and other revenue disclosure that matchmaking service is "allocated" service revenue. It appears that you are allocating revenue to product and service revenues for presentation purposes. If so, disclose the basis for this allocation.

Note 18. Segment Information, page 106

9. We note from your disclosures that your North America net revenue was primarily generated in the United States. Please tell us whether revenues attributable to any individual foreign country are material. We refer you to ASC 280-10-50-41. In this regard, tell us what consideration you gave to disclosing the amount of revenue earned in the United States**.**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. John S. Riccitiello
Electronic Arts, Inc.
September 27, 2012
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief